# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Firefly Aerospace Inc., CIK 0001860160
CUSIP: 31816X106
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1320 ARROW POINT DR, SUITE 109, CEDAR PARK, Texas (TX), 78613
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001880792

## Reporting persons
- AeroEquity GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 58,805,752; sole dispositive power 0; shared dispositive power 58,805,752; aggregate amount beneficially owned 58,805,752 (36.9% of the class)
  Comment: Represents 58,705,432 shares of Common Stock and 100,320 shares of Common Stock issuable upon exercise of Warrants.
  
  Calculated based on 159,251,122 Common Shares outstanding as of November 10, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2025, (the "Form 10-Q") with the SEC, as increased by 100,320 shares of Common Stock issuable upon exercise of Warrants.
- Thomas Markusic: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 12,487,089; sole dispositive power 12,487,089; shared dispositive power 0; aggregate amount beneficially owned 12,487,089 (7.6% of the class)
  Comment: Represents 7,478,389 shares of Common Stock and 5,008,700 shares of Common Stock issuable upon exercise of Options.
  
  Calculated based on 159,251,122 Common Shares outstanding as of November 10, 2025, as reported on the Issuer's Form 10-Q filed with the SEC, as increased by 5,008,700 shares of Common Stock issuable upon exercise of Warrants.
- Mitsui & Co., LTD: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); member of a group; sole voting power 0; shared voting power 5,033,121; sole dispositive power 5,033,121; shared dispositive power 0; aggregate amount beneficially owned 5,033,121 (3.16% of the class)
  Comment: Calculated based on 159,251,122 Common Shares outstanding as of November 10, 2025, as reported on the Issuer's Form 10-Q filed with the SEC.
- Marc Allen Weiser: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,045,252; sole dispositive power 0; shared dispositive power 4,045,252; aggregate amount beneficially owned 4,045,252 (2.54% of the class)
  Comment: Calculated based on 159,251,122 Common Shares outstanding as of November 10, 2025, as reported on the Issuer's Form 10-Q filed with the SEC.

## Item 1. Issuer
Name of issuer: Firefly Aerospace Inc.
Address of issuer's principal executive offices: 1320 ARROW POINT DR, SUITE 109, CEDAR PARK, TX, 78613

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Glow NS Holdings, LLC.;
(ii) Glow B Holdings, LLC;
(iii) Glow C Holdings, LLC;
(iv) Glow D Holdings, LLC;
(v) AE Co-Investment Partners Fund III-F, L.P.; and
(vi) AE Industrial Partners Structured Solutions I, LP (together with each of the foregoing, the "AE Holders.")
(vii) AeroEquity GP, LLC (the "AE GP," and together with the AE Holders, the "AE Reporting Persons.")
(viii) Thomas Markusic
(ix) Mitsui & Co., LTD
(x) Marc Allen Weiser
Address of principal business office or, if none, residence:
The AE Reporting Persons: 6700 Broken Sound Pkwy NW, Boca Raton, FL 33487

Thomas Markusic: 1320 ARROW POINT DRIVE, #109, CEDAR PARK, TX, 78613

Mitsui Co., LTD: 2-1, OTEMACHI 1-CHOME, CHIYODA-KU, TOKYO, Japan, 100-8631

Marc Allen Weiser: 320 N. Main St, Suite 400, Ann Arbor, MI 48104
Citizenship: See response to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Se responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on each cover page.

AeroEquity GP, LLC is the ultimate General Partner or Managing Member of each of the AE Holders and may therefore be deemed to have voting and dispositive power over 58,705,432 shares of Common Stock and 100,320 shares of Common Stock issuable in exercise of 100,320 Warrants, representing 58,805,752 aggregate shares of Common Stock directly held by the AE Holders.

Thomas Markusic directly holds and therefore has voting and dispositive power over 7,478,389 shares of Common Stock and 5,008,700 shares of Common Stock issuable in exercise of 5,008,700 Options, representing an aggregate of 12,487,089 shares of Common Stock.

Mitsui & Co., LTD directly holds and therefore has voting and dispositive power over 5,033,121 shares of Common Stock.

Marc Allen Weiser is the Managing Member of BGW Ventures IV, LP and RPM Ventures IV, L.P., which hold 2,840,043 and 1,205,209 shares of Common Stock respectively, and therefore Mr. Weiser may be deemed to have voting and dispositive power over the 4,045,252 aggregate shares of Common Stock directly held by such entities.

As a result of the Director Nomination Agreement, dated as of August 6, 2025, by and among the Issuer and each of the reporting persons (filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on such date), the AE Reporting Persons, Thomas Markusic, Mitsui & Co., LTD, and Marc Allen Weiser, may be deemed to consititute a group for purposes of Section 13(g), which group would beneficially own an aggregate of 80,371,214 shares of Common Stock which represents 48.90% of the shares of Common Stock outstanding as of November 10 (or 53.00% based on shares of Common Stock outstanding as of September 19, 2025; holdings of the Reporting Persons are as of September 30, 2025). Notwithstanding the foregoing, nothing in this statement shall be deemed an admission of membership in any such group or of ownership of the reported securities for purposes of Section 13(d) or Section 13(g) of the Exchange Act.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AeroEquity GP, LLC: /s/ Kirk Konert, Kirk Konert / Authorized Signatory (11/14/2025)
- Thomas Markusic: /s/ Thomas Markusic, Thomas E Markusic (11/14/2025)
- Mitsui & Co., LTD: /s/ Yuichi Nagata, Yuichi Nagata / General Manager, Aerospace Business Div. (11/14/2025)
- Marc Allen Weiser: /s/ Marc Allen Weiser, Marc Allen Weiser / Director (11/14/2025)
Comment: Exhibit A Joint Filing Agreement, dated as of November 14, 2025.